

SANDELL
CASTLERIGG INVESTMENTS

Refresh Bob Evans

A Plan for Comprehensive Change

April 2014

Disclaimer

THIS PRESENTATION WITH RESPECT TO BOB EVANS FARMS, INC. ("BOB EVANS" OR THE "COMPANY'") IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF SANDELL ASSET MANAGEMENT CORP. ("SAMC"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION AND SAMC ANALYSES. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC BY THE COMPANY OR OTHER COMPANIES CONSIDERED COMPARABLE, AND FROM OTHER THIRD PARTY REPORTS.

SAMC HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM A THIRD PARTY. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS, PRO FORMA INFORMATION AND POTENTIAL IMPACT OF SAMC'S ACTION PLAN SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT SAMC BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. SAMC RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. SAMC DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY. PRIVATE INVESTMENT FUNDS ADVISED BY SAMC CURRENTLY HOLD SHARES OF COMMON STOCK AND SECURITIES REPRESENTING AGGREGATE BENEFICAL OWNERSHIP OF APPROXIMATELY 6.8%[1] OF THE OUTSTANDING COMMON STOCK OF THE COMPANY. SAMC MANAGES INVESTMENT FUNDS THAT ARE IN THE BUSINESS OF TRADING – BUYING AND SELLING – PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE SAMC AND/OR ONE OR MORE OF THE INVESTMENT FUNDS IT MANAGES, FROM TIME TO TIME (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), TO SELL ALL OR A PORTION OF THEIR SHARES (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES. SAMC AND SUCH INVESTMENT FUNDS ALSO RESERVE THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO THEIR INVESTMENTS IN THE COMPANY AS THEY MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO, COMMUNICATING WITH MANAGEMENT OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY AND OTHER INVESTORS AND THIRD PARTIES, AND CONDUCTING A PROXY OR CONSENT SOLICITATION WITH RESPECT TO POTENTIAL GOVERNANCE CHANGES, INCLUDING THE ELECTION OF PERSONS TO THE BOARD OF DIRECTORS OF THE COMPANY.

---

1 *This amount excludes certain funds that are managed by Sandell affiliates that are not participating in this solicitation*



Additional Information Regarding the Solicitation

SANDELL ASSET MANAGEMENT CORP., CASTLERIGG MASTER INVESTMENTS LTD., CASTLERIGG INTERNATIONAL LIMITED, CASTLERIGG INTERNATIONAL HOLDINGS LIMITED, CASTLERIGG OFFSHORE HOLDINGS, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P., CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD., CASTLERIGG GLOBAL EQUITY SPECIAL EVENT FUND, LTD., CASTLERIGG GLOBAL EQUITY SPECIAL EVENT INTERMEDIATE FUND, L.P., CASTLERIGG GLOBAL EQUITY SPECIAL EVENT MASTER FUND, LTD., PULTENEY STREET PARTNERS, L.P. AND THOMAS E. SANDELL (COLLECTIVELY, "SANDELL") AND DOUGLAS N. BENHAM, CHARLES M. ELSON, DAVID W. HEAD, C. STEPHEN LYNN, ANNELISE T. OSBORNE, ARON I. SCHWARTZ, MICHAEL WEINSTEIN AND LEE S. WIELANSKY (TOGETHER WITH SANDELL, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF BOB EVANS FARMS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY SANDELL WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, MACKENZIE PARTNERS, INC., SANDELL'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST BY CALLING (800) 322-2885.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON APRIL 24, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Table of Contents

Refresh Bob Evans

Executive Summary



SANDELL

CASTLERIGG INVESTMENTS

About Sandell Asset Management

- Sandell Asset Management Corp. ("Sandell") is a leading private, alternative asset management firm specializing in global corporate event-driven investing

- Over 16 years of managing event-driven strategies across both equity- and credit-oriented opportunities

- Combines bottom-up and top-down analysis to create a portfolio with low downside volatility

- Chief Executive Officer and Portfolio Manager, Tom Sandell, founded Sandell Asset Management in 1998, and has been investing in global corporate events since the late 1980's

- Global presence with offices in New York (since 1998) and London (since 2001)

SANDELL
CASTLERIGG INVESTMENTS

Overview of Bob Evans Farms, Inc.



($ millions, except per share)	
Current Price	$44.21
52-Week High	60.22
52-Week Low	39.78
FY2015E Revenue	$1,397
FY2015E EBITDA	$184
FY2015E EPS	$2.66
Market Cap	$1,091
Add: Debt	374
Less: Cash & Notes	21
Enterprise Value	$1,444

- Bob Evans Farms, Inc. ("Bob Evans" or the "Company") was founded in 1953 by the Company's namesake and became publicly traded in 1963
- The Company operates in two distinct business segments: Bob Evans Restaurants, and Bob Evans Farms Foods ("BEF Foods")
  - Bob Evans Restaurants owns and operates 562 restaurants in 19 states, primarily in the Midwest, mid-Atlantic and Southeast regions of the US
  - BEF Foods distributes a wide variety of refrigerated and frozen foods at 30,000+ retail locations in 50 states and Mexico, with production facilities in Michigan, Ohio, and Texas



Revenue by Segment

Source: Bloomberg (as of April 21, 2014); Bob Evans Investor Presentation (April 11, 2014)
Note: FY2015 ends April, 2015

SANDELL
CASTLERIGG INVESTMENTS

Executive Summary

- Sandell has beneficial ownership of 6.8%[1] of Bob Evans, making us one of the Company's largest shareholders

- We believe that Bob Evans is materially undervalued and that the Company's stock price does not fairly reflect the significant value associated with the Company's unique assets

  - We have attempted to constructively engage with the management and Board of Directors (the "Board") of Bob Evans for close to a year in the hopes of seeing this value better reflected in the Company's stock price

- Bob Evans shareholders have suffered dramatic and sustained long-term stock price under-performance versus:

  ☒ The Company's selected proxy peer group

  ☒ The Company's most comparable family dining peer, Cracker Barrel Old Country Store, Inc. ("Cracker Barrel")

  ☒ Family & Casual Dining Peers (non-majority franchised)

Bob Evans' Total Shareholder Return Relative to:

	Cracker Barrel Old Country Store	Proxy Peers	Family & Casual Dining Peers
1 Year	-10.0%	-17.0%	-9.1%
3 Year	-48.4%	-33.4%	-13.9%
5 Year	-121.2%	-130.1%	-47.9%
10 Year	-128.2%	-160.2%	-53.8%

1 This amount excludes certain funds that are managed by Sandell affiliates that are not participating in this solicitation
Source: Bloomberg (as of April 21, 2014)
Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE, CBRL, DAVE, DENN, DIN, DPZ, DRI, EAT, FRS, HAIN, LNCE, MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM, SJM, TAST, WEN, and YUM; as per Bob Evans' 2013 Proxy Statement
Note: Family & Casual Dining Peers (non-majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI, EAT, RRGB, and TXRH
Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 33)

SANDELL
CASTLERIGG INVESTMENTS

Executive Summary

■ We believe that Bob Evans is plagued with many problems that have contributed to this underperformance, including:

  ⊠ Repeated reduction in operating and earnings guidance

  ⊠ Inordinately high SG&A expenses

  ⊠ Abysmal returns on invested capital

  ⊠ Real estate value not reflected in stock price (upwards of **$900+ million** in real estate value)

  ⊠ Value obfuscation and virtually no synergies associated with BEF Foods

■ We believe these problems at Bob Evans are the direct result of the failed policies and a wasteful culture sanctioned by a stale and entrenched Board of Directors who have failed to exert effective management oversight

  ⊠ The average Director has served on this Board for **over 14 years**

  ⊠ Five of the ten current Directors have been on the Board for more than 15 years

  ⊠ **The Board through multiple personal connections both to Steven Davis, who is Chairman and CEO, as well as amongst themselves, is in our opinion, highly conflicted**

  ⊠ The Board has a long and troubling history of taking entrenchment actions to disenfranchise shareholders

  ⊠ The Board faced recent litigation from two institutional investors over their attempt to thwart shareholder rights by enacting an improper bylaw amendment and only after these shareholders filed suit did the Board withdraw their entrenching bylaw amendment

Our conclusion: The poor stock price performance at Bob Evans is ultimately due to the Company's failed policies and a wasteful culture sanctioned by a stale and entrenched Board

SANDELL
CASTLERIGG INVESTMENTS

Executive Summary

- To address these problems and best position Bob Evans to deliver enhanced shareholder value, the Board needs a fresh, independent, highly-qualified Board of Directors that is able to provide effective management oversight and bring new perspectives and ideas to the Company

- We have identified an outstanding slate of eight nominees for election to the Board of Directors, all of whom are independent of the Company and Sandell, with the background and experience necessary to effect meaningful change in order to reposition Bob Evans for success

Doug Benham – *Restaurant Operations & Finance*

Charles Elson – *Corporate Governance*

David Head – *Restaurant Brand Management*

Steve Lynn – *Restructuring*

Annelise Osborne – *Finance*

Aron Schwartz – *Strategic Planning*

Michael Weinstein – *Marketing*

Lee Wielansky – *Real Estate*

SANDELL
CASTLERIGG INVESTMENTS

Executive Summary

- If elected, we believe the Director Nominees would be ideally suited, subject to their fiduciary duties, to oversee the implementation of a comprehensive plan to increase shareholder value

- We would recommend a plan that contemplates change in the following areas:

  ✓ **Operational**
  - Revenues: Re-focus core Bob Evans brand to drive increased traffic and same store sales while pursuing selective long-term franchising efforts
  - Expenses: Address the bloated cost structure at the corporate level to achieve at least $35 million in annual SG&A savings

  ✓ **Financial**
  - Capital Spending: Scrutinize capital spending plans and instill a culture of disciplined and prudent capital budgeting
  - Real Estate: Evaluate methods to unlock upwards of $900+ million in real estate value

  ✓ **Strategic**
  - BEF Foods: Analyze and implement the optimal structure at BEF Foods in order to realize maximum value
  - Outside Investment: Impartially evaluate credible investment overtures from outside sponsors

> **We believe an intrinsic value approaching $90 per share could be realized and over $6.00 in annual EPS power could be generated through the implementation of this plan**

SANDELL
CASTLERIGG INVESTMENTS

Refresh Bob Evans

Bob Evans: Numerous Problems



Numerous Problems

- The problems plaguing Bob Evans are numerous

  - Chronic and Severe Stock Price Underperformance

  - Repeated Reduction in Operating and Earnings Guidance

  - SG&A Expense Far in Excess of Peers, due to:

    - ☒ Bloated Corporate Infrastructure

    - ☒ Unnecessary Expenditures

    - ☒ Extravagant New Corporate Headquarters

    - ☒ Farm and Homestead Museum, Company Airplane

  - Abysmal Returns from "Farm Fresh Refresh" Remodeling Initiative

  - Real Estate Value Not Reflected in Stock Price

  - BEF Foods: Virtually No Synergies and Value Disconnect

SANDELL
CASTLERIGG INVESTMENTS

One Year Total Shareholder Return vs. Peers



Source: Bloomberg (as of April 21, 2014)
Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE, CBRL, DAVE, DENN, DIN, DPZ, DRI, EAT, FRS, HAIN, LNCE, MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM, SJM, TAST, WEN, and YUM; as per Bob Evans' 2013 Proxy Statement
Note: Family & Casual Dining Peers (non-majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI, EAT, RRGB, and TXRH
Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 33)

SANDELL
CASTLERIGG INVESTMENTS

Three Year Total Shareholder Return vs. Peers



Cracker Barrel Old Country Store
+102.5%
Proxy Peers
+87.5%
Family & Casual Dining
+68.0%
Bob Evans
+54.1%
160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
Bob Evans
Proxy Peers
Cracker Barrel
Family & Casual Dining Peers
Apr-11
Apr-12
Apr-13
Apr-14
Cracker Barrel Old Country Store
Bob Evans

Source: Bloomberg (as of April 21, 2014)

Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE, CBRL, DAVE, DENN, DIN, DPZ, DRI, EAT, FRS, HAIN, LNCE, MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM, SJM, TAST, WEN, and YUM; as per Bob Evans' 2013 Proxy Statement

Note: Family & Casual Dining Peers (non-majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI, EAT, RRGB, and TXRH

Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 33)

Five Year Total Shareholder Return vs. Peers



Proxy Peers
+237.5%

+228.7%

Family & Casual Dining
+155.4%

+107.5%

Source: Bloomberg (as of April 21, 2014)
Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE, CBRL, DAVE, DENN, DIN, DPZ, DRI, EAT, FRS, HAIN, LNCE, MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM, SJM, TAST, WEN, and YUM; as per Bob Evans' 2013 Proxy Statement
Note: Family & Casual Dining Peers (non-majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI, EAT, RRGB, and TXRH
Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 33)

SANDELL
CASTLERIGG INVESTMENTS

Ten Year Total Shareholder Return vs. Peers

Proxy Peers
+239.4%

Cracker Barrel Old Country Store
+207.4%

Family & Casual Dining
+133.0%

Bob Evans
+79.2%



300%
250%
200%
150%
100%
50%
0%
-50%
-100%
Bob Evans
Proxy Peers
Cracker Barrel
Family & Casual Dining Peers
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Cracker Barrel Old Country Store
Bob Evans

Source: Bloomberg (as of April 21, 2014)
Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE, CBRL, DAVE, DENN, DIN, DPZ, DRI, EAT, FRS, HAIN, LNCE, MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM, SJM, TAST, WEN, and YUM; as per Bob Evans' 2013 Proxy Statement
Note: Family & Casual Dining Peers (non-majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI, EAT, RRGB, and TXRH
Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 33)

Chronic and Severe Stock Price Underperformance

Bob Evans' Total Shareholder Return Relative to:

		Proxy Peers	Family & Casual Dining Peers
1 Year	-10.0%	-17.0%	-9.1%
3 Year	-48.4%	-33.4%	-13.9%
5 Year	-121.2%	-130.1%	-47.9%
10 Year	-128.2%	-160.2%	-53.8%

Shareholders of Bob Evans have suffered years of woeful under-performance

Source: Bloomberg (as of April 21, 2014)
Note: Proxy Peers consists of: BH, BJRI, BWLD, CAKE, CBRL, DAVE, DENN, DIN, DPZ, DRI, EAT, FRS, HAIN, LNCE, MCD, MKC, PNRA, PZZA, RRGB, RT, SAFM, SJM, TAST, WEN, and YUM; as per Bob Evans' 2013 Proxy Statement
Note: Family & Casual Dining Peers (non-majority franchised) consist of: BJRI, BLMN, CAKE, CBRL, DRI, EAT, RRGB, and TXRH
Note: We believe that Cracker Barrel is the most comparable family dining peer to Bob Evans (refer to case study on page 33)

SANDELL
CASTLERIGG INVESTMENTS

Repeated Reduction in Operating and Earnings Guidance

- Management has repeatedly reduced its guidance for FY 2014



Operating Margin

- 8.0% to 8.5% (Oct. 22, 2013)
- 7.5% to 8.0% (Dec. 4, 2013)
- 6.1% to 6.6% (Jan. 27, 2014)
- 5.0% to 5.5% (Mar. 4, 2014)



Earnings Per Share

- $2.60 to $2.67 (Oct. 22, 2013)
- $2.60 to $2.65 (Dec. 4, 2013)
- $2.20 to $2.30 (Jan. 27, 2014)
- $1.60 to $1.75 (Mar. 4, 2014)

In the last 6 months, Bob Evans has reduced its FY2014 guidance 4 times!

Source: SEC filings



SANDELL
CASTLERIGG INVESTMENTS

SG&A Expense Far in Excess of Peers

■ The Company suffers from a cost structure that has resulted in SG&A expense far in excess of virtually all its peers

● Because Bob Evans does not pursue a franchising strategy, to most accurately asses the Company's relative cost structure, we compare Bob Evans to its family and casual dining peers that are not majority-franchised

● It is important to note that Bob Evans does not report restaurant advertising expense in SG&A whereas many of its peers do, so to achieve true comparability we must adjust for advertising expense

SG&A Expense

$ in millions, last fiscal year	Bob Evans	BJ's	Bloomin' Brands	Brinker International	Cheesecake Factory	Cracker Barrel Old Country Store	Darden	Red Robin	Texas Roadhouse	Average ex-BOBE
Revenue	$1,608.9	$775.1	$3,987.8	$2,846.1	$1,877.0	$2,644.6	$8,551.9	$1,017.2	$1,422.0	
SG&A (not comparable)	180.2	49.1	268.9	134.5	114.7	143.3	847.8	124.3	77.3	
% of Revenue	*11.20%*	*6.34%*	*6.74%*	*4.73%*	*6.11%*	*5.42%*	*9.91%*	*12.22%*	*5.43%*	
Add: Advertising*	33.0	17.1	0.0	82.8	5.9	60.0	0.0	0.0	10.1	
SG&A (comparable)	$213.2	$66.2	$268.9	$217.3	$120.6	$203.2	$847.8	$124.3	$87.4	
SG&A as a % of Revenue	**13.25%**	8.54%	6.74%	7.64%	6.43%	7.68%	9.91%	12.22%	6.14%	**8.16%**

Bob Evans' SG&A expense as a % of revenue is 13.25%, far in excess of others and 5.09%, or 509 basis points, higher than the 8.16% average of its family and casual dining peers that are not majority-franchised

Source: SEC filings
* Note: Advertising added if not already included in SG&A

CASTLERIGG INVESTMENTS

Perennially High SG&A Expense

■ As the following exhibit graphically illustrates, the last fiscal year was not an aberration, as Bob Evans has suffered from high SG&A expenses for a number of years versus the average of its family and casual dining peers that are not majority-franchised



SG&A as a % of Revenue*

Bob Evans has had consistently and materially higher SG&A expense as a % of revenue than the average of such peers, which reflects a longstanding and pervasive spendthrift culture

Source: SEC filings
* Note: Advertising added if not already included in SG&A

Bloated Corporate Infrastructure

- There are several reasons why the Company's SG&A expenses are far too high

- One reason is the Company's bloated corporate infrastructure; Bob Evans has **512 employees at its corporate headquarters**, which has resulted in overhead efficiency (revenue per corporate employee) far lower than all its family and casual dining peers that are not majority-franchised



Revenue Per Corporate Employee

- Bob Evans generates $2.6 million of revenue per corporate employee, over **40% lower** than the $4.5 million average of such peers

"The thing I like about the food industry, it's a people business, I just enjoy being around people..."

- Steven Davis, Chairman & CEO of Bob Evans

Columbus CEO, March 2014 (emphasis added)

Source: SEC filings; Bloomberg; Note: See Appendix for detailed calculation of revenue per corporate employee

SANDELL CASTLERIGG INVESTMENTS

Unnecessary Expenditures

- Also contributing to the Company's inflated SG&A is the fact that Bob Evans has incurred expenses far in excess of its peers for what are, in our view, several unnecessary and extravagant pursuits

- **New Corporate Headquarters** – The Company recently opened a new 40 acre, $48.2 million corporate headquarters campus in New Albany, Ohio and must incur additional expenses in its maintenance

  - Its palatial character (see next page) is best described by the following:

    "The result is a headquarters building, training center and shipping and receiving building nestled among infant chestnut trees and blueberry bushes, garden and ponds, and encircled by a 1-mile walking path. On the exterior of the 138,000 square-foot main building, metal window louvers and stairwell towers suggest the vents and silos of a barn...A restaurant-size, red neon Bob Evans Farms logo welcomes visitors to a two-story lobby with polished concrete floors. Wood barn slats line hallways, where pieces of Bob Evans history or corporate values are displayed."

    The Columbus Dispatch, October 31, 2013

- **Bob Evans Farm and Homestead Museum** – The Company owns the 937-acre Bob Evans Farm in Rio Grande, Ohio, complete with a large brick farmhouse known as the Homestead, which serves as a company museum and historical center, and is now on the National Register of Historic Places

- **Company Airplane** – Bob Evans appears to have only recently (in November 2013) sold its ASTRA SPX (Gulfstream G-100) 14-seat company airplane that it had owned for several years

> ## The current Board's shameful culture of waste has paved the way for a Company-wide culture of excess

SANDELL
CASTLERIGG INVESTMENTS

Extravagant New Corporate Headquarters

■ We believe that the wasteful spending behavior of management is best illustrated by the recent construction of the Company's new $48.2 million corporate headquarters campus in New Albany, Ohio

  

■ The construction of this elaborate facility reflects a spendthrift culture perpetuated by Chairman and CEO Steven Davis and sanctioned by the Board of Directors

■ Particularly troublesome is the report that the city of Columbus, Ohio apparently offered the Company more than $14 million in incentives to stay in its former headquarters space

● As is noted later in this presentation, five of the ten current Directors on this Company's Board live in or near New Albany, including Steven Davis

> **The city of Columbus reportedly offered Bob Evans more that $14 million to stay in its former headquarters, yet the Board elected to spend nearly $50 million on an opulent new building in a town where half the Board resides**

SANDELL
CASTLERIGG INVESTMENTS

Extravagant New Corporate Headquarters (cont.)








*"The new corporate headquarters campus will include a 175,197 SF facility comprised of three separate structures. The Main Building is 137,542 SF of private and open offices, conference rooms, **various test kitchens, cafeteria, fitness area, locker rooms and balconies** for approximately 650 employees on two levels. The Training Building will be utilized for a training space for off-site employees as well as a place for all on-site gatherings and includes a large meeting room, limited office space, support spaces and storage in 13,515 SF on two levels. The Shipping and Receiving Building contains a mail room, office space, a loading dock, copy space and records storage in 24,140 SF on one level. The 40 acre site includes both visitor and employee parking areas, drop-offs and truck routing. **Site amenities include <u>walking paths</u>, <u>a large pond</u>, <u>gardens</u>, <u>patios</u>, <u>orchards</u>** and fenced grassy areas."*

http://www.corna.com/bob-evans.html

SANDELL
CASTLERIGG INVESTMENTS

Farm and Homestead Museum, Company Airplane

■ The Company is required to incur the expenses associated with maintaining the 937-acre Bob Evans Farm in southeastern Ohio and not long ago invested more than $4 million in renovations to the Farm and its Homestead Museum



■ For many years Bob Evans was shouldering the expenses associated with the airplane pictured below

● It is small consolation that Bob Evans appears to have sold, albeit very recently, its corporate jet, a widely-recognized symbol of corporate excess

● We suspect it is no coincidence that the Company appears to have sold its airplane shortly after we had filed our initial Schedule 13D



■ We note that a 49% interest in this plane was purchased in 2009 by a subsidiary of Greif, Inc. and we highlight the fact that Michael Gasser, the so-called Lead Independent Director of Bob Evans, was Chairman of the Board and CEO of Greif, Inc. during this time

> **These are further examples of a spendthrift and wasteful culture sanctioned by the Board**

SANDELL
CASTLERIGG INVESTMENTS

Disastrous "Farm Fresh Refresh" Remodeling Results

■ The Company's much-promoted "Farm Fresh Refresh" remodeling initiative, which has required <u>capital expenditures of $225,000 per restaurant across the entire Bob Evans chain</u>, has been a consummate failure based on the Company's disappointing same store sales results



Farm Fresh Refresh SSS Results

By the second year after being "Farm Fresh" remodeled, same store sales have actually trended negative

Source: SEC filings

Note: The Company is apparently so embarrassed by their failed efforts that their most recent Investor Presentation doesn't even display the Year 2 same store sales results for Farm Fresh remodeled restaurants (see page 29 from exhibit 99.1 of the 8-K dated April 11, 2014)

SANDELL
CASTLERIGG INVESTMENTS

Abysmal Return on Invested Capital

■ The Company's 3-year Farm Fresh Refresh initiative, slated to be completed by the end of April 2014, will have cost over $120 million and has generated almost no return on this invested capital

Farm Fresh Refresh Rate of Return

Same Store Sales (SSS)	Year 1	Year 2
FY2013 Q4	+2.20%	+1.80%
FY2014 Q1	+0.70%	-0.90%
FY2014 Q2	-0.20%	-2.30%
FY2014 Q3	+0.00%	-2.80%
Average LTM SSS Performance	**+0.68%**	**-1.05%**
Average Sales Per Restaurant	$1,740,000	$1,740,000
Incremental Sales Per Refreshed Restaurant	$11,832	($18,270)
Contribution Margin (Revenue - COGS)	74.5%	74.5%
Pre-Tax Return Per Refreshed Restaurant	$8,815	($13,611)
Taxes @ 31.0%	(2,733)	4,219
Net Return Per Refreshed Restaurant	$6,082	($9,392)
Cost Per Refreshed Restaurant	$225,000	$225,000
Net Rate of Return	**2.7%**	**-4.2%**

It is very troubling that management is actually planning for a "Farm Fresh Refresh 2.0"

Source: SEC filings; internal estimates

SANDELL
CASTLERIGG INVESTMENTS

Extensive Real Estate Holdings

- The Company has amassed an extensive portfolio of 482 wholly-owned restaurants (both land and building), or 86% of its entire restaurant base, all of which will have been remodeled at significant cost by the end of FY 2014



Bob Evans owns 86% of its restaurant base - substantially more than its family and casual dining peers that are not majority-franchised

Source: SEC filings; Note: Latest fiscal years, excludes franchise locations

Unrecognized Real Estate Value

■ Our analysis shows that the Company's stock price does not reflect the significant value associated with its owned real estate, including its wholly-owned restaurants as well as its industrial and office real estate, which in total may be worth upwards of $900+ million, or over $36 per share

Stock Price	$44.21
Shares Outstanding	24.7 million
Market Value	$1,091 million
Real Estate Value	Up to $900+ million
Real Estate Value as a % of Market Value	Up to 82%
Real Estate Value	Up to $36.46 per share

■ As opposed to a theoretical exercise, we have received highly-credible, unsolicited approaches from four different multi-billion dollar investment firms (two private investment companies and two publicly-traded REITs) interested to enter into a sale-leaseback transaction with the Company involving some or all of its underlying real estate, including a very recent approach that would value the real estate associated with the Company's 482 wholly-owned (land and building) restaurants and other properties at $900+ million

---

We believe the value of Bob Evans real estate – alone – is worth more than $36 per share

---

Source: SEC filings; Bloomberg; internal estimates and third party discussions



BEF Foods: Virtually No Synergies and Value Disconnect

■ BEF Foods, the Company's packaged foods division, contributes little in the way of synergies

■ Volatile sow prices, a significant cost to BEF Foods, have had a dramatic, negative impact on the Company's earnings

■ BEF Foods operates independently, has a separate management team, and provides little in the way of either revenue or cost synergies to Bob Evans

● Revenue synergies associated with the ownership of BEF Foods appear insignificant to nonexistent, as intersegment net sales of food products were a nominal 1.1% of total Company revenue for the first nine months of FY2014

● Management has not identified any specific cost synergies aside from vague, buzz-word laden commentary and has never to our knowledge quantified the cost savings derived from ownership of BEF Foods

● Dis-synergies may in fact exist due to the combined ownership of Bob Evans Restaurants and BEF Foods; as an example, note that the affiliation of BEF Foods with Bob Evans Restaurants may deter other competing restaurant chains from purchasing BEF Foods products, significantly curtailing the private label opportunities that may exist

■ Management is fighting a "two front war" and is already having difficulty managing the Bob Evans Restaurants business

● BEF Foods poses another challenge which management seems clearly incapable of addressing (note the bungled Sulfur Springs expansion, which resulted in $2.1 million of excess costs and inefficiencies in 3Q of FY2014 and an additional $1.5 million to $2.0 million of inefficiencies expected in 4Q of FY2014, along with the "supplier dispute" at BEF Foods, which led to an adverse $7 million sales impact in 3Q 2014)

Bob Evans should focus on getting its core restaurant business fixed rather than search for virtually nonexistent synergies with the BEF Foods business

Source: SEC filings

SANDELL
CASTLERIGG INVESTMENTS

"Starbucks started out with coffee shops and now when you go into the grocery channel, you'll find bags of coffee, you'll find Starbucks kiosks. I think they've done the best job of what we're trying to do. I think that serves as a great model for us."

- Steven Davis, Chairman & CEO of Bob Evans

Columbus CEO Magazine, March 2014



BLONDE
VERANDA BLEND
DISCOVERIES
Refreshers
FRENCH ROAST
BREAKFAST BLEND
HOUSE BLEND

≠

Bob Evans
PORK SAUSAGE PATTIES
Original
SAUSAGE PATTIES
Turkey
PORK SAUSAGE LINKS

Coffee is not a side dish and Bob Evans is not Starbucks

SANDELL CASTLERIGG INVESTMENTS





Case Study: Cracker Barrel

(Last Fiscal Year)

Bob Evans		Cracker Barrel
$1,615 million	Total Revenue	$2,662 million
560	Store Count	625
Non-Franchised	Business Model	Non-Franchised
$8.92	Average Check	$9.68
No	Serves Alcohol	No
86%	% Restaurants Owned	66%

Cracker Barrel is the most comparable family dining peer to Bob Evans…

Source: SEC filings

SANDELL CASTLERIGG INVESTMENTS





Case Study: Cracker Barrel (cont.)

Bob Evans		Cracker Barrel Old Country Store
Yes	Non-Core Segments	No[2]
14	Average Board Tenure[1]	4
13.3%	SG&A as a % of Revenue[1]	7.7%
$2.6 million	Revenue Per Corporate Employee[1]	$5.5 million
107.5%	5-Year TSR[3]	228.7%
No	Separate Chairman and CEO[1]	Yes

… yet Bob Evans compares poorly to Cracker Barrel in several key areas

1 *Source: SEC filings (last fiscal year); Refresh Bob Evans analysis*
2 *Note: Cracker Barrel derives approximately 20% of its revenue from sales in its restaurant gift shops which we categorize as part of their core business*
3 *Note: Total Shareholder Return (TSR); Source: Bloomberg (as of April 21, 2014)*

SANDELL CASTLERIGG INVESTMENTS

Case Study: Cracker Barrel (cont.)

- Cracker Barrel operates more than 600 stores, located in 42 states, serving breakfast, lunch, and dinner in the dining room, and offering a wide variety of decorative and functional items within their gift shops

- A long-time laggard in family and casual dining, Cracker Barrel started to turn around after appointing a new CEO in September 2011 who immediately implemented a six point plan[1]:

  1. Introduce a new marketing messaging to better connect with our existing and potential guests

  2. Implement refined menu and pricing strategies to increase variety and affordability

  3. Implement enhancements to restaurant operating platform to generate sustained improvements in the guest experience

  4. Drive retail sales growth by continuing to reviewing and refining retail assortment to deliver value

  5. Implement initiatives to reduce costs to offset a portion of the impact of higher food commodity costs

  6. Leverage our strong cash flow generation to both reinvest in the business, as well as increase return on capital to shareholders



Cracker Barrel has outperformed Bob Evans by 92.4% since it announced its six point strategic priorities plan in September 2011

Bob Evans could learn from Cracker Barrel's recent value-creating maneuvers

1 Source: Cracker Barrel Q4 2011 Earnings Call, September 13, 2011
2 Source: Bloomberg (as of April 21, 2014)

SANDELL
CASTLERIGG INVESTMENTS

Refresh Bob Evans

Source of Problems: A Stale and Entrenched Board



SANDELL
CASTLERIGG INVESTMENTS

"Sitting on a corporate board has been like playing golf to me. It is my hobby."

– Gordon Gee, Director at Bob Evans since 2009

Vanderbilt Hustler, September 27, 2006



A Stale Board

■ <u>Bob Evans suffers from a stale Board of Directors, with an average Director tenure of over 14 years</u>

Director	Year Appointed	Tenure (Years)	TSR Relative to Family & Casual Dining Peers that are not majority-franchised[1]	TSR Relative to Cracker Barrel[1]
Larry C. Corbin	1981	33	-800.1%	-5,117.0%
Steven A. Davis	2006	8	2.1%	-100.2%
Michael J. Gasser	1997	17	-453.5%	-82.1%
E. Gordon Gee	2009	5	-95.6%	-213.2%
Mary Kay Haben	2012	2	-32.7%	-45.9%
E. W. Ingram III	1998	16	-264.0%	-38.0%
Cheryl C. Krueger	1993	21	-195.9%	7.0%
G. Robert Lucas	1986	28	-1,296.8%	-6,265.9%
Eileen A. Mallesch	2008	6	-97.3%	-222.7%
Paul S. Williams	2007	7	-27.6%	-125.4%
Average:		**14.3 Years**	**-330.4%**	**-1,228.5%**

The average tenure of S&P boards is 8.6 years[2]

There is nothing "fresh" about the current Board

1 Source: Bloomberg (as of April 21, 2014); Refresh Bob Evans analysis; Note: TSR measured from the date the Director joined the Board, with the exception of Ms. Krueger, Mr. Lucas, and Mr. Corbin, which used an estimated start date of 6/1/1993, 6/1/1986, and 6/1/1981 respectively
2 Source: Spencer Stuart Board Index 2013, page 17

SANDELL
CASTLERIGG INVESTMENTS

Board Inaction: The History of Mimi's Café

- The disastrous history of Mimi's Café, from its acquisition by Bob Evans in July of 2004 for $183 million to its sale in February of 2013 for $50 million, is a painful illustration of the value destruction resulting from this current Board's failure to react to problems

	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013
Mimi's Same Store Sales	Purchased	+ 1.6%	+1.6%	-2.4%	-7.2%	-7.2%	-4.5%	-4.0%	Sold
Commentary	Bob Evans purchases Mimi's for $183 million (July 2004)	"We believe both Mimi's Cafes and Bob Evans Restaurants can further benefit by continuing to work together as a team" – Steven Davis, 2006 Annual Report	"Most of Mimi's new units are generating sales above the system-wide average, so we remain very excited about the concept's growth potential" – Steven Davis, 2007 Annual Report	"We are planning to drive top-line growth at Mimi's with a new menu" – Steven Davis, 2008 Annual Report	"I'd like to think that the team we put in place…you'll continue to see improvements in Mimi's Cafe" – Steven Davis, 11/12/08	"So we are in pretty good shape with Mimi's Café…As of today there isn't any plan to dramatically close a bunch of Mimi's Cafes" – Steven Davis, 3/18/10	"We now have a sales manager in every Mimi's Café restaurant, along with assistant managers dedicated solely to driving sales" – Steven Davis, 11/17/10	"Turning Mimi's around is a very high priority, and we expect the Mimi's team…to deliver on those expectation" – Steven Davis, 11/16/11	Bob Evans sells Mimi's for $50 million (February 2013)
Existing Current Directors on Board	Corbin Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas	Corbin Davis Gasser Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Gee Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Gee Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Gee Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Gee Ingram Krueger Lucas Mallesch Williams	Corbin Davis Gasser Gee Haben Ingram Krueger Lucas Mallesch Williams

The failure of Mimi's Café is a stark example of the current Board's inability to take necessary action

SANDELL
CASTLERIGG INVESTMENTS

Mimi's Café: Even Less than Meets the Eye

■ The actual value received for Mimi's may be even less than reported

- Of the reported $50 million received by Bob Evans for the Mimi's chain, $30 million was in the form of a seven-year promissory note with an annual interest rate of 1.5%, which is currently valued on the Company's balance sheet at $15.5 million

- Further reducing the ultimate consideration that the Company received was the agreement that Bob Evans provide transitional services to Mimi's Café for a period of up to one year, an endeavor that may have resulted in up to $10 million of additional costs

- Based on the above, the actual value received for Mimi's may be only $25.5 million, versus a purchase price of $183 million, or a loss of $157.5 million, which represents a staggering 86% of the purchase price

- The following passage in Nation's Restaurant News includes commentary from Phil Costner, the new President of Mimi's under its new owners Le Duff America, and discusses the missteps made by Bob Evans:

> *"'In the next 18-24 months, I think we're going to engineer one of –if not the- greatest comebacks in our lifetime,' [Costner] said.*
>
> *"Costner said the three-daypart chain has seen average unit volumes fall from $3.5 million to $2.5 million in the past five years due to what he views as <u>mismanagement from its previous owners</u>, who moved the chain away from its casual-dining roots.*
>
> *"'It's pretty clear that the direction from the prior ownership was very explicit, very direct, and that's what specifically repositioned Mimi's as a family-dining house and vacated the casual-dining segment,' he said."*
>
> Nation's Restaurant News, September 4, 2003 (emphasis added)

Bob Evans, under the direction of the current Board, lost more than $157 million on Mimi's Café

Source: SEC filings; Refresh Bob Evans analysis

SANDELL
CASTLERIGG INVESTMENTS

A Highly Conflicted Board

"Bob Evans' Board is parochial in the extreme for a public company...This is in part due to the fact that a majority of the Board's members have long-standing relationships with each other and with the Company's Chairman and CEO, Defendant Steven A. Davis, whether through local Columbus, Ohio institutions (such as Ohio State University) or through their residence in or adjacent to New Albany, Ohio (an exclusive master-planned community northeast of Columbus with a population of approximately 7,700)"

Oklahoma Firefighters Pension & Retirement System v. Bob Evans, January 22, 2014

SANDELL
CASTLERIGG INVESTMENTS

A Highly Conflicted Board

- The vast majority of Board members have numerous personal connections both to Steven Davis, who is Chairman and CEO, as well as amongst themselves

- This closely-knit Board has allowed the irresponsible spending and failed initiatives of management go unchallenged, and then rewarded Mr. Davis personally in 2013 by providing an employment agreement with an unusually long 5-year term

Director	Commentary
Steven A. Davis	Serves as both Chairman and CEO; Board member of **The James Foundation**; Board member of **JobsOhio**; significant donor (Headmaster's Circle, Class of 2017) to **The Columbus Academy**; while CEO, Bob Evans entered into transactions involving **Ohio State University** as well as a subsidiary of **Greif, Inc.** and Bob Evans has used the services of **Vorys, Sater, Seymour and Pease**; previously worked at **Kraft Foods, Inc.** (1984-1993); the wife of Mr. Davis is a member of the Board of Trustees of the **Columbus College of Art & Design** and a founding member of the **Women's Leadership Council of the United Way of Central Ohio**
Michael J. Gasser	Trustee of **Ohio State University**; previous Board member of **The James Foundation**; Former Chairman and CEO of **Greif, Inc.**;
Dr. E. Gordon Gee	Former President of **Ohio State University** (Note: Dr. Gee resigned as President of Ohio State University in July 2013 after outcry surrounding a history of insensitive and offensive public comments made by him); Board member of **JobsOhio**
Mary Kay Haben	Former executive at **Kraft Foods Inc.** (1979-2007)
E. W. Ingram III	Previous Board member of **The James Foundation**; member of the Board of **the Ohio State University** Foundation
Cheryl C. Krueger	Trustee of **Ohio State University**; Former President of the Board of Trustees of **The Columbus Academy**; previous President and Board member of **The James Foundation**; member of the Board of **Ohio State University** Foundation
G. Robert Lucas	Established the Lucas Family Scholarship fund through **Ohio State University** Foundation; former partner of **Vorys, Sater, Seymour and Pease**
Eileen A. Mallesch	Board member of **State Auto Financial;** member of the Board of Trustees of the **Columbus College of Art & Design**; founding member of the **Women's Leadership Council of the United Way of Central Ohio**
Paul S. Williams	Former President of the Board of Trustees of **The Columbus Academy**; Board member of **State Auto Financial**; former partner of **Vorys, Sater, Seymour and Pease**

The troubling multitude of personal connections between Board members and CEO Steven Davis calls into question the independence of this entire Board

Dizzying Array of Connections



Mary
Haben
Gordon
Gee
Bill Ingram
Michael
Gasser
Cheryl
Krueger
Steven
Davis
Former
CEO
Larry
Corbin
Eileen
Mallesch
Paul
Williams
Robert
Lucas
Key
The Ohio State Univ.
The James Foundation
The Columbus Academy
Vorys, Sater
Greif, Inc.
State Auto
Columbus College A&D
Kraft Foods, Inc.
United Way Central Ohio
JobsOhio

SANDELL CASTLERIGG INVESTMENTS

A Highly Conflicted Board (cont.)

	Ohio State	Columbus Academy	VORYS	GREIF	STATE AUTO Financial Corporation	The James – The Ohio State University Medical Center	Columbus College of Art & Design	KRAFT	United Way of Central Ohio	JobsOhio
Larry Corbin						Former CEO				
Steven A. Davis	●	●	●	●		●	●	●		●
Michael J. Gasser	●			●						
E. Gordon Gee	●					●				●
Mary Kay Haben								●		
E. W. Ingram III	●					●				
Cheryl C. Krueger	●	●				●				
G. Robert Lucas	●		●							
Eileen A. Mallesch					●		●		●	
Paul S. Williams		●	●		●					

The Board of Bob Evans resembles a social club, not the board of a public company

SANDELL
CASTLERIGG INVESTMENTS

Board's Entrenchment Action Forced Sandell Litigation

- In November of 2011, the Board sought to impose an improper Bylaw restriction on shareholders that would have further entrenched the Board by severely limiting the ability of shareholders to effect change by amending the Company's Bylaws

  - Specifically, the Board unilaterally adopted, without shareholder approval, a requirement that an 80% supermajority shareholder vote be obtained in order for shareholders to amend the Bylaws

  - This amendment was made less than three months after shareholders had overwhelmingly voted to reduce such a supermajority requirement to a majority threshold, and in any event was made in contravention of the terms of the then existing, Board-proposed bylaw

- Due to this Board's action, Sandell filed a lawsuit against the Company and its Directors in the Court of Chancery of the State of Delaware in January of 2014 in order to restore the rights of shareholders to amend the Company's Bylaws by majority vote

- Shortly after this lawsuit was filed the Company reversed its improper previous Bylaw restriction

- We are confident that this Board would not have reversed its improper attempt to disenfranchise shareholders without our efforts and the threat of judicial scrutiny

We believe that the Board's recent attempt at entrenchment clearly demonstrates its contempt for the Company's shareholders

SANDELL
CASTLERIGG INVESTMENTS

Oklahoma Firefighters vs. Bob Evans

■ Because of the Board's improper action, another long-time shareholder, the Oklahoma Firefighters Pension & Retirement System ("Oklahoma Firefighters"), filed suit in Delaware against the Company and its Directors in January of 2014

■ The complaint filed by the Oklahoma Firefighters discusses in great detail the troubling history of entrenchment actions taken by the Company's Directors over a period of many years to disenfranchise shareholders, as well as detailing what we believe are numerous insidious relationships amongst Directors:

> *"When directors of a publicly traded company take such brazen action...the only logical conclusion is that they are motivated by deceit and entrenchment."*
>
> *"Bob Evans and the Director Defendants have a long history of suppressing public stockholders' efforts to ensure Board accountability. As set forth herein, for more than 10 years, since at least 1998, the Board has erected hurdle after hurdle to hinder stockholders' efforts to declassify the Board and to ensure their continued tenure."*
>
> *"Defendant Bob Evans' Board is parochial in the extreme for a public company...This is in part due to the fact that a majority of the Board's members have long-standing relationships with each other and with the Company's Chairman and CEO, Defendant Steven A. Davis, whether through local Columbus, Ohio institutions (such as Ohio State University) or through their residence in or adjacent to New Albany, Ohio (an exclusive master-planned community northeast of Columbus with a population of approximately 7,700)."*
>
> *"Defendant Davis is a resident of New Albany, Ohio...Defendant Ingram is a resident of New Albany, Ohio...Defendant Krueger is a resident of New Albany, Ohio...Defendant Lucas is a resident of New Albany, Ohio...Defendant Mallesch lives in Gahanna, Ohio, which abuts New Albany, Ohio."*
>
> (Oklahoma Firefighters Pension & Retirement System vs Bob Evans, January 22, 2014)

"We're a very stockholder friendly company."

- Steven Davis, Chairman & CEO of Bob Evans

Columbus CEO Magazine, March 2014

SANDELL
CASTLERIGG INVESTMENTS

Refresh Bob Evans

Solution: A Fresh, Independent, Highly-Qualified Board to Effect Change



A Fresh, Independent, Highly-Qualified Board

■ The Company needs a fresh, truly independent, highly-qualified Board of Directors that is able to provide effective management oversight and bring new perspectives and ideas to the Company as they seek to protect and enhance value for all the Company's shareholders

■ We have identified an outstanding group of eight Director nominees (the "Director Nominees") for the Board that are forward thinking, truly independent, with no affiliation to Sandell, and with the diversity of background and experience necessary to effect change and reposition Bob Evans for success

Doug Benham *Restaurant Operations & Finance*	**Charles Elson** *Corporate Governance*	**David Head** *Restaurant Brand Management*	**Steve Lynn** *Restructuring*
Annelise Osborne *Finance*	**Aron Schwartz** *Strategic Planning*	**Michael Weinstein** *Marketing*	**Lee Wielansky** *Real Estate*

The Director Nominees are committed to changing the culture at Bob Evans

SANDELL
CASTLERIGG INVESTMENTS

Doug Benham – Restaurant Operations & Finance

✓ Former President and CEO of Arby's Restaurant Group, Doug Benham led the revitalization of the $3 billion Arby's chain of 3,500 restaurants, increasing company-operated restaurant EBITDA by over 100%

✓ Mr. Benham was previously Chief Financial Officer and a director of RTM Restaurant Group, the largest franchisee of any nature in the United States, where he was instrumental in leading the strategic and financial planning for the company as its store base increased from 212 to 773 restaurants

✓ Mr. Benham has served on the board of directors of several companies, including the publicly-traded restaurant companies O'Charley's Inc. from 2008 until its sale in 2012 and Sonic Corporation from 2009 to 2014

✓ Mr. Benham is a Certified Public Accountant and has a wide range of expertise that spans all areas of restaurant operations and finance

Charles Elson – Corporate Governance

✓ Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware, Charles Elson is one of the foremost authorities on corporate governance issues in the United States

✓ Professor Elson is "Of Counsel" to the law firm of Holland & Knight and holds the Edgar S. Woolard, Jr. Chair in Corporate Governance at the University of Delaware

✓ Professor Elson has written extensively on the subject of boards of directors and is Vice Chairman of the ABA Business Law Section's Committee on Corporate Governance

✓ In addition to his extensive knowledge of and experience in matters relating to corporate governance, Professor Elson has served on the board of directors of HealthSouth since 2004, in addition to the previous boards of AutoZone, Alderwoods Group, Nuevo Energy, Sunbeam, and Circon

SANDELL
CASTLERIGG INVESTMENTS

David Head – Restaurant Brand Management

- ✓ President and CEO of Primanti Brothers, Inc., David Head has a broad skill set and deep operational experience in the restaurant industry, bringing valuable perspective through his track record of refining and repositioning restaurant brands

- ✓ With over 35 years of experience in the industry, Mr. Head is widely regarded as one of the leading brand revitalization experts in the U.S.

- ✓ Mr. Head was formerly President and CEO of O'Charley's Inc. where he oversaw its successful turnaround and subsequent sale in 2012

- ✓ In addition, Mr. Head was previously CEO and President of Captain D's Seafood Kitchen, an operator and franchisor of over 500 quick-service seafood restaurants generating nearly $500 million in annual revenue, as well as President and CEO of Romacorp and CEO of the former Houlihan's Restaurant Group

SANDELL
CASTLERIGG INVESTMENTS

Steve Lynn – Restructuring

✓ Founder and Partner of Reconstruction Partners, LLC, a firm that offers strategy, restructuring, refranchising, and interim management services to chain restaurant companies, Steve Lynn has over 40 years of experience in the restaurant industry

✓ Mr. Lynn spent 12 years as Chairman and CEO of Sonic Corporation, where he built the management team that transformed the company into the nation's largest chain of drive-in restaurants with over $3 billion in system-wide sales

✓ Subsequent to Sonic, Mr. Lyon led Shoney's, Inc. as the company's Chairman and CEO, where he oversaw a chain of over 1,500 owned and franchised restaurants

✓ Mr. Lynn currently sits on the board of Krispy Kreme Doughnuts Inc. and was the past Chairman of the International Franchise Association

SANDELL
CASTLERIGG INVESTMENTS

Annelise Osborne – Finance

- ✓ Credit Officer at Moody's Investor Services, Annelise Osborne has over 15 years of finance experience that encompasses a wide range of transactions

- ✓ Ms. Osborne has a deep knowledge of real estate and has led sizeable teams of analysts involved in assessing transactions involving floating and fixed rate credits across various asset classes

- ✓ Ms. Osborne, a CMBS committee chair, has been a voting member of various REIT, CDO, and Public Finance ratings committees and led the Moody's team responsible for developing the firm-wide methodology and quantitative framework for the valuation and analysis of loans secured by office properties

- ✓ Ms. Osborne previously worked as a Deputy Director and Senior Consultant at Jones Lang LaSalle and was an Associate at W.P. Carey

- ✓ Ms. Osborne graduated from The College of William and Mary with a B.A. in Economics and has an M.B.A. from Columbia Business School

SANDELL
CASTLERIGG INVESTMENTS

Aron Schwartz – Strategic Planning

✓ Founder of Constructivist Capital, LLC, Aron Schwartz has been a private equity professional for over 15 years and has been involved in the acquisition, supervision, and growth of many companies

✓ Mr. Schwartz was a Managing Director at the private equity firm Fenway Partners from 1999 to 2011, where he actively served on the boards of directors and was intimately involved in the financing and operations of several portfolio companies, with significant experience in many functional areas including strategic planning, corporate finance, and management selection

✓ Mr. Schwartz was previously an Associate in the Financial Entrepreneurs Group at Salomon Smith Barney

✓ Mr. Schwartz received a J.D. and an M.B.A. with honors from UCLA and graduated cum laude with a B.A. in International relations and a B.S.E. in Economics from The Wharton School at the University of Pennsylvania

✓ Mr. Schwartz is a Certified Management Accountant and a member of the California State Bar

Michael Weinstein – Marketing

- ✓ Former CEO of the Triarc Beverage Group, where he successfully orchestrated the purchase of Snapple for $300 million and its subsequent sale three years later for $1.5 billion, Mr. Weinstein is a highly-respected professional who has delivered tremendous value to shareholders at several companies

- ✓ Previously, Mr. Weinstein was President and COO of A&W Brands subsequent to its IPO through to its sale to Cadbury Schweppes, which returned initial equity holders over 200 times their original investment in a seven year period

- ✓ Mr. Weinstein brings significant sales, marketing, and product development expertise, particularly as it relates to food and beverage products, and has served on the board of Dr Pepper Snapple from 2009 to 2012 as well as the board of the HJ Heinz Company from 2006 until its sale to 3G Capital in 2013

- ✓ Mr. Weinstein graduated with a B.A. degree with honors in Economics from Lafayette College and received an M.B.A. from Harvard Business School

SANDELL
CASTLERIGG INVESTMENTS

Lee Wielansky– Real Estate

- ✓ Chairman and CEO of Midland Development Group, which focuses on the development of retail properties in the mid-west and southeast and was the largest developer of Kroger supermarket-anchored shopping centers in the United States, Lee Wielansky has over 37 years of real estate experience

- ✓ Mr. Wielansky was previously President and CEO of JDN Development Company, which was a wholly-owned subsidiary of JDN Realty Corporation, a publicly-traded REIT with more than $1 billion in assets that merged with Developers Diversified Realty Corporation

- ✓ Mr. Wielansky was formerly Managing Director – Investments and on the board of Regency Centers Corporation, a leading operator and developer of shopping centers encompassing more than 30 million square feet of real estate in 300 centers across in the United States

- ✓ Mr. Wielansky is Lead Trustee of the $1.5 billion publicly-traded REIT Acadia Realty as well as a director of Isle of Capri Casinos and Pulaski Financial Corp

SANDELL
CASTLERIGG INVESTMENTS

Continuity and Transition Planning

■ Given the un-challenged, vise-like grip with which Chairman and CEO Steven Davis has run Bob Evans, along with the close personal relationships among current Directors, it is our strongly-held belief that only by dramatically changing the composition of the Board can meaningful improvements be implemented and effective management oversight be brought to bear

■ The mere addition of "at least one, and up to three, new independent directors" that the Company expects to name "at or prior to the Company's 2014 Annual Meeting" will, in our view, do little to influence the rigid, stale way of thinking of the ten Directors that currently comprise the Board

● Furthermore, we reject in the strongest terms the Company's notion of what constitutes an "independent" director given their specious claim that this conflicted Board is currently "comprised of nine independent directors"

■ In order to effectively govern, a Board needs to function as a cohesive unit and the presence of too many legacy Directors that may continue to embrace the mentality of the past would be neither constructive in terms of Board dynamics nor conducive to effective governance

■ As there are ten current Directors, our slate of eight Director Nominees would allow for some degree of continuity, as two existing Directors would remain on the Board and we are hopeful that they will be constructive in Board deliberations as well as provide the context behind some of the Company's current policies

■ If needed, we have identified a team from Reconstruction Partners, which would offer its services to the Board as necessary in order to ensure a smooth transition should existing management prove unable or unwilling to work with the new Directors

● Reconstruction Partners is firm that consists of three founding principals who collectively have over 120 years of restaurant experience and offers strategy, restructuring, refranchising, and interim management services to chain restaurant companies

> **Sandell's plan allows for continuity as well as provides for an interim management team should current management be unable or unwilling to work constructively with the new Board**



SANDELL
CASTLERIGG INVESTMENTS

Refresh Bob Evans

Comprehensive Improvements: Operational, Financial, Strategic



Comprehensive Improvements: Operational, Financial, Strategic

■ In order to increase long-term shareholder value, we believe that Bob Evans should implement a comprehensive plan that contemplates improvements to the Company's operational, financial, and strategic policies



Operational

Revenues
Re-focus core Bob Evans brand to drive increased same store sales

Expenses
Address cost structure at corporate level to achieve upwards of $35 million in annual SG&A savings

Financial

Capital Spending
Scrutinize capital spending plans and instill a culture of disciplined and prudent capital budgeting

Real Estate
Evaluate methods to unlock real estate value

Strategic

BEF Foods
Analyze and implement optimal structure at BEF Foods in order to realize maximum value

Outside Investment
Impartially evaluate overtures from credible outside parties

Beyond any single initiative, Bob Evans needs a refreshed Board to oversee positive change and create a culture around sustainable shareholder value

SANDELL
CASTLERIGG INVESTMENTS

Operational – Revenue Enhancing Opportunities

■ New ideas are needed to re-focus the core Bob Evans restaurant brand in order to reverse the Company's same store sales declines and begin to deliver increased revenue

■ We believe that Bob Evans should work to drive traffic by re-focusing its core brand on what made it great: fresh home-style cooking

■ Key Steps:

  ✓ Simplify menu back to its roots and reduce the number of items to promote product excellence

  ✓ Add regional favorites to take advantage of regional tastes and preferences

  ✓ Move from freezer foods to fresh foods

  ✓ Position price points in a tighter band

  ✓ Develop marketing strategy that is product-based

  ✓ Media message to focus on key ideas of "food," "value," "comfort," and "family"

■ We believe the Company's long-term strategy should contemplate the establishment of a dedicated franchise sales department and a robust refranchising program in order to generate supplemental revenue by selective franchising efforts

We believe the Company should seek to re-focus the core Bob Evans restaurant brand

SANDELL
CASTLERIGG INVESTMENTS

Operational – Cost Reduction Opportunities

- We believe there are at least $35 million of excess annual SG&A costs at the corporate level

- The Company's inordinately high corporate office headcount (512 employees as of the last 10-K) coupled with its history of wasteful spending sanctioned by the current Board of Directors has resulted in FY2013 SG&A expense equal to 13.25% of revenue, which is 5.09%, or 509 basis points higher, than the 8.19% average of its family and casual dining peers that are not majority-franchised

- Assuming the Company is able to narrow this cost differential by only 50%, or 255 basis points (2.55% of revenue), over $35 million of annual operating expenses could be eliminated:
  - FY2015E Revenue (Bloomberg) $1,397 million
  - SG&A Expense Reduction as a % of Revenue 2.55%
  - Total Potential Cost Savings $35.6 million

- Note that pro forma for these reductions, SG&A as a % of revenue would be 10.7%, still far in excess of its aforementioned peers

- There is further opportunity to eliminate wasteful spending at the Bob Evans Restaurant and BEF Foods level, as there may be room for improvement in the key areas of operations and purchasing/supply chain management

> There is a significant opportunity to eliminate at least $35 million of annual SG&A expenses and eradicate the Company's culture of wasteful spending

SANDELL
CASTLERIGG INVESTMENTS

Operational – Cost Reduction Opportunities (Analysis at Various Percentages)

($ in millions, except per share)

	Current				Pro Forma		Peer Average*	
SG&A as a % of Revenue	**13.25%**	**12.00%**	**11.00%**	**10.70%**	**10.00%**	**9.00%**	**8.17%**	**8.00%**
FY2016E EPS[1]		$ 3.37	$ 3.37	$ 3.37	$ 3.37	$ 3.37	$ 3.37	$ 3.37
FY 2016E Net Income[1]		$ 85.6	$ 85.6	$ 85.6	$ 85.6	$ 85.6	$ 85.6	$ 85.6
Pro-Forma Adjustments								
SG&A Savings		17.5	31.5	35.6	45.4	59.4	71.0	73.4
Tax-Effect @ 31.0%		(5.4)	(9.7)	(11.0)	(14.1)	(18.4)	(22.0)	(22.7)
Pro-Forma Net Income Improvement		$ 12.1	$ 21.7	$ 24.6	$ 31.3	$ 41.0	$ 49.0	$ 50.6
Current Basic Shares Outstanding		24.7	24.7	24.7	24.7	24.7	24.7	24.7
Pro-Forma EPS Improvement		$ 0.49	$ 0.88	$ 1.00	$ 1.27	$ 1.66	$ 1.98	$ 2.05
Pro Forma EPS		**$ 3.86**	**$ 4.25**	**$ 4.37**	**$ 4.64**	**$ 5.03**	**$ 5.36**	**$ 5.42**
% increase		*14%*	*26%*	*30%*	*38%*	*49%*	*59%*	*61%*

> **By reducing SG&A to 10.7% – still well in excess of peer averages – Bob Evans could increase earnings per share by 30%**

* Family & Casual Dining Peers (not majority-franchised)
1 Source: Bloomberg (as of April 21, 2014)

SANDELL
CASTLERIGG INVESTMENTS

Financial – Capital Spending Discipline

■ We believe that Bob Evans has expended far too much capital on low-return or no-return projects

■ The Company needs to promptly reassess its capital spending plans, particularly what we believe to be its imprudent Farm Fresh Refresh 2.0 plan, as well as the following proposed ERP implementation schedule:

ERP Implementation Schedule

Fiscal Yr.	Key Actions	Capex	Expense	Benefits
2013	- RFP Completed & Software Purchased - Team Formulation - Project Planning and Scoping Defined	(3.8)	(1.0)	0.0
2014	Corporate: Financials Design Foods: Manufacturing and Supply Chain Design	(8.3)	(3.4)	0.0
2015	Corporate: Financials, HR & Payroll Foods: Manufacturing, Procurement, ASCP Restaurants: Employee svcs, performance mgt, training (2015-2016)	(16.5)	(7.1)	1.2
2016	Corporate: Recruiting and Planning Foods: Transportation, Order Mgt, Trade Planning	(6.7)	(8.0)	3.7
2017	Corporate: Property Manager, Enterprise Asset Mgt Foods: Product Lifecycle Management	(0.4)	(6.8)	6.5
2018	- Expenses Stabilize, Benefits Continue to Ramp Up	0.0	(6.6)	8.8

$ Millions

■ We would recommend that a newly constituted board seek to instill a long-term oriented culture of disciplined and prudent capital budgeting and should devise a rigorous system for evaluating all future proposed capital expenditures to ensure that such spending generates an appropriate rate of return

The Company must embrace a culture of disciplined capital spending

Source: Bob Evans Investor Presentation (see page 71 from exhibit 99.1 of the 8-K dated April 11, 2014)

SANDELL
CASTLERIGG INVESTMENTS

Financial – Unlock Real Estate Value

- Bob Evans fully owns a higher percentage of its underlying real estate (both the land and building of 86% of its restaurants, as well as other corporate properties) than its family and casual dining peers that are not majority-franchised and the Company must avail itself of fresh thinking and new perspectives in order to ensure that the embedded value of this real estate is reflected in the stock price

  - This existing Board has demonstrated no ability or willingness to unlock the significant embedded value associated with the Company's owned real estate

  - Given the cozy relationship between Chairman and CEO Steven Davis and all the other Directors, we do not believe the Board has sufficiently challenged Mr. Davis on his justification for outright ownership of what may be upwards of $900+ million of real estate

- We would encourage Bob Evans to objectively assess the potential value associated with the Company's real estate and fairly evaluate methods that may enable shareholders to realize this value

- As opposed to a theoretical exercise, the following represents a very recent indication of value from a highly credible investment firm interested in pursuing a real estate transaction with Bob Evans:

($ in millions)		
Real Estate (per recent communications)	Value	Cap Rate
Owned Restaurants	$819.4	7.50%
Industrial Properties	31.3	8.25%
Office HQ and Other	58.0	7.00%
Total Real Estate	$908.7	

Bob Evans has the ability to unlock tremendous value associated with its real estate

Source: Internal estimates and third party discussions

SANDELL
CASTLERIGG INVESTMENTS

Strategic – Structural Repositioning of BEF Foods

■ We find no strategic rationale for combined ownership of Bob Evans Restaurants and BEF Foods

- The business profile of a packaged foods company is very different from that of a restaurant, a fundamental principle that this current Board apparently does not understand

- We do not believe that management's repeated claims of the "synergies" derived from ownership of BEF Foods have been sufficiently challenged by this current Board

■ We have no preconceived notion as to the best ultimate structure for BEF Foods and would encourage the retention of a qualified and impartial financial advisor to determine the best path to reposition BEF Foods

- Should such path contemplate a separation of BEF Foods through either a sale or a spin-off, such separation should be timed appropriately relative to the lifecycle of BEF Foods

■ Prior to any strategic repositioning of BEF Foods, we believe the Company should seek to accelerate growth at BEF Foods through revamped marketing efforts and the pursuit of private label opportunities

> ## We would advocate action to ensure that the ultimate structure of BEF Foods best enables shareholders to realize its underlying value

SANDELL
CASTLERIGG INVESTMENTS

Strategic – Impartially Evaluate Outside Investment Proposals

- Transactions with credible outside parties should not be reflexively dismissed

  - We are aware of at least one private equity firm that was rebuffed by the Company's financial advisors after indicating their interest in exploring a transaction with Bob Evans

    - We believe there have been other firms who have indicated their interest in making an investment in Bob Evans in the past and have been similarly rebuffed by management

  - We do not believe that this current Board of Directors has any interest in engaging in discussions with any outside parties contemplating a transaction with the Company

- We believe that Bob Evans should review investment proposals from credible outside parties with an open-mind

> **Investment proposals from credible outside parties should be evaluated impartially and with a view towards maximizing shareholder value**

SANDELL
CASTLERIGG INVESTMENTS

Refresh Bob Evans

Potential Upside for Shareholders



Potential Upside – EPS Power

- The comprehensive changes to the Company's operational, financial, and strategic policies that we would advocate have the potential to deliver significant value to the shareholders of Bob Evans

- The following assumes monetization of only 50% of the Company's owned real estate and a $35 million reduction in SG&A, with the SG&A reduction occurring over a two year period

- The proceeds of the monetization of 50% of the Company's owned real estate would be utilized to repurchase shares at $50.00 per share

- There may be further upside due to the fact that the remaining 50% of the Company's owned real estate has the potential to be monetized at more favorable cap rates due to likely improvements in the underlying business resulting from the changes that we are advocating

EPS Power

($ in millions, except per share)	FY2015E	FY2016E
Current Bob Evans Stock Price	$44.21	$44.21
EPS (Bloomberg)	$2.66	$3.37
Current Bob Evans P/E	16.6x	13.1x
Pro-Forma Accretion	FY2015E	FY2016E
EPS (Bloomberg)	$2.66	$3.37
Net Income (Bloomberg)	$62.4	$85.6
Pro-Forma Adjustments:		
SG&A Savings	17.5	35.0
Additional Rent Expense	(34.0)	(34.0)
Reduction in Depreciation	25.0	25.0
Total	8.5	26.0
Tax-Effect @ 31.0%	(2.6)	(8.0)
Total Tax-Effected Adjustments	5.8	17.9
Pro-Forma Net Income	$68.2	$103.5
Shares Outstanding (millions)		
Current Shares	24.7	24.7
Shares Repurchased from S/L Proceeds	(9.1)	(9.1)
Pro-Forma Shares Outstanding	15.6	15.6
Pro-Forma EPS	**$4.37**	**$6.64**
% Accretion	**64.4%**	**96.7%**

Source: Bloomberg (as of April 21, 2014) and internal estimates



SANDELL
CASTLERIGG INVESTMENTS

Potential Upside – Intrinsic Value

■ The table to the right is predicated on the same assumptions as the prior page

Intrinsic Value		
($ in millions, except per share)	FY2015E	FY2016E
EBITDA		
Restaurants	$134.4	$141.0
BEF Foods	49.9	61.0
Total EBITDA	184.3	202.0
SG&A Savings (70% / 30% Split)		
Restaurants	12.3	24.5
BEF Foods	5.3	10.5
Total SG&A Savings	17.5	35.0
Pro-Forma EBITDA		
Restaurants	146.6	165.5
BEF Foods	55.2	71.5
Pro-Forma EBITDA	201.8	237.0
Pro-Forma Restauarant EBITDA	146.6	165.5
Less: Additional Rent Expense	(34.0)	(34.0)
Adjusted Restaurant EBITDA	112.6	131.4
Multiple of EBITDA (Restaurant Multiple, -0.5x for FY2016E)	8.5x	8.0x
Value of Restaurants	$956.7	$1,051.3
BEF Foods EBITDA	55.2	71.5
Multiple of EBITDA (Packaged Foods Multiple, -0.5x for FY2016E)	10.5x	10.0x
Value of BEF Foods	$579.6	$715.0
Intrinsic Value of Assets (Restaurants + BEF Foods)	$1,536.3	$1,766.3
Add: Cash	5.4	5.4
Add: Mimi's Note	15.7	15.7
Less: Debt	(373.7)	(373.7)
Intrinsic Value of Equity	$1,183.8	$1,413.7
Shares Outstanding		
Current	24.7	24.7
Shares Repurchased	(9.1)	(9.1)
Pro-Forma Shares Outstanding	15.6	15.6
Intrinsic Value per Share	**$75.88**	**$90.62**

Source: Bloomberg and internal estimates



Assumptions

■ The table to the right sets forth the various assumptions for the previous pages

Assumptions

($ in millions, except per share)

Potential Annual SG&A Savings	$35.0	
SG&A savings realized in FY2015	50.0%	
SG&A savings realized in FY2016	100.0%	
Real Estate (per recent communications)	Value	Cap Rate
Owned Restaurants	$819.4	7.50%
Industrial Properties	31.3	8.25%
Office HQ and Other	58.0	7.00%
Total Real Estate	$908.7	
% of Real Estate in Sale-Leaseback	50.0%	
Proceeds from Sale-Leaseback (Used for Share Repurchase)	$454.4	
Price paid for Shares Repurchased	$50.00	per share
Total Shares Repurchased (millions)	9.1	
Depreciation		% Ascribed to S/L
Owned Restaurants (86% of total)	$51.0	63.5%
Other Real Estate	22.0	80.0%
Total Depreciation	$73.0	

Source: Internal estimates and third party discussions

SANDELL CASTLERIGG INVESTMENTS

Refresh Bob Evans

Appendix



Comparable Restaurant and Packaged Food Companies

($ in millions)

Restaurants	Market Value	Enterprise Value (EV)	EV to 2014E EBITDA	EV to 2015E EBITDA
Family and Casual Dining (Non-Majority Franchised, > $500MM)				
BJs	$842	$809	10.0x	8.3x
Bloomin' Brands	2,809	4,045	8.5x	7.6x
Brinker	3,400	4,171	9.6x	9.0x
Cheesecake factory	2,367	2,305	8.9x	8.0x
Cracker Barrel	2,262	2,571	8.8x	8.4x
Darden	6,358	8,961	9.4x	8.6x
Red Robin	963	1,034	8.7x	7.8x
Texas Roadhouse	1,737	1,699	8.9x	7.9x
		Average	**9.1x**	**8.2x**
Packaged Food Companies				
B&G Foods	$1,717	$2,574	12.2x	11.3x
Campbell Soup Company	13,937	20,423	11.1x	10.8x
ConAgra Foods	13,148	22,492	9.5x	9.3x
Hillshire Brands	4,389	4,940	9.5x	9.0x
Hormel	12,608	12,225	11.5x	10.5x
Lancaster Colony	2,622	2,446	12.7x	12.5x
Pinnacle Foods	3,512	5,899	11.6x	10.9x
		Average	**11.2x**	**10.6x**

Note: As illustrated, packaged foods companies are afforded a materially higher valuation than restaurants in the public market

Source: Bloomberg (as of April 21, 2014)

SANDELL
CASTLERIGG INVESTMENTS

Revenue per Corporate Employee

Revenue Per Corporate Employee

	Bob Evans 	BJ's	BLOOMIN' BRANDS	BRINKER INTERNATIONAL	The Cheesecake Factory	Cracker Barrel Old Country Store 	DARDEN	RED ROBIN	TEXAS ROADHOUSE	Average ex-BOBE
Corporate/Support Office Headcount (Last Fiscal Year)	512	195	860	644	400	492	NA	315	476	
Revenue (FY 2014E) *($ in millions)*	$1,344	$854	$4,438	$2,914	$2,001	$2,720	$8,792	$1,114	$1,556	
Revenue Per Employee *($ in thousands)*	$2,625	$4,381	$5,161	$4,525	$5,001	$5,528	NA	$3,537	$3,268	$4,486

Source: SEC filings; Bloomberg

SANDELL
CASTLERIGG INVESTMENTS



Investors:

MacKenzie Partners, Inc.

Dan Burch or Larry Dennedy

(212) 929-5500

Press/Media:

Sloane & Company

Elliot Sloane or Dan Zacchei

(212) 446-1860 or (212) 446-1882